Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: June 1, 2021

FOR IMMEDIATE RELEASE

playAWARDS TEAMS WITH GLOBAL HOSPITALITY BRAND IHG HOTELS & RESORTS TO OFFER REWARDS AT EIGHT U.S. DESTINATIONS

Partnership allows millions of mobile gamers worldwide to earn real-world rewards, including room packages, at eight IHG hotels

LAS VEGAS – playAWARDS, the innovative loyalty marketing platform created by award-winning mobile game developer PLAYSTUDIOS, has partnered with global hospitality brand IHG Hotels & Resorts to offer players of PLAYSTUDIOS mobile apps – myVEGAS Slots, myVEGAS Blackjack, POP! Slots, my KONAMI Slots, and myVEGAS Bingo – exclusive rewards, including room packages, at select IHG hotels in the continental United States. PLAYSTUDIOS recently entered into a merger agreement with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) (“Acies”) which, upon closing, will result in the Company becoming a Nasdaq listed company under the ticker symbol “MYPS.

playAWARDS and IHG Hotels & Resorts will launch their rewards partnership with eight hotels, and potentially expand to more cities in the near future. Hotels included in the launch were handpicked by IHG and playAWARDS to meet the desires and interests of players, and include the AAA 4-Diamond and Forbes 4-Star InterContinental Boston; the “Landmark of Southern Luxury” InterContinental Buckhead Atlanta; the iconic 73-story InterContinental Los Angeles Downtown overlooking the city; InterContinental Chicago Magnificent Mile, the “Crown Jewel of Michigan Avenue”; the waterfront InterContinental San Diego; Washington D.C.’s historic 200-year-old The Willard InterContinental; and Manhattan’s EVEN Hotel New York Times Square South and Crowne Plaza HY36 Midtown Manhattan near Penn Station.

“It is a genuine thrill to welcome IHG Hotels & Resorts, a marquee brand with an outstanding reputation for creating unique and memorable guest experiences, to our playAWARDS portfolio,” says PLAYSTUDIOS Founder, Chairman, and Chief Executive Officer Andrew Pascal. “Destination cities and hotels are top of mind for our players, and as a worldwide hospitality leader, IHG Hotels & Resorts truly diversifies the rewards that we’re able to offer through playAWARDS.

“With access to IHG Rewards just a tap away, our players will be able to experience new sights, sounds, and tastes in some of our favorite cities.”

The collection of all-new IHG Hotels & Resorts rewards were made available to PLAYSTUDIOS players beginning Thursday, April 15, and include discounted room offers, as well as food and beverage credits at select outlets that are open in accordance with local and state health guidelines.

“playAWARDS has opened up an entirely new world of opportunities for reaching one of the world’s fastest-growing consumer segments,” says IHG Hotels & Resorts, Vice President of Commercial and Revenue Management CMH - US, Cesar Wurm. “We are so excited to offer these rewards to the millions of PLAYSTUDIOS players worldwide, including those living within minutes of our properties and longing to experience a staycation or night out on the town.”

The playAWARDS portfolio is accessible via the “Rewards” tab in all PLAYSTUDIOS games and it connects players to more than 275 celebrated brands offering unique access, experiences, and rewards around the globe. PLAYSTUDIOS games are available to download free on iOS, Android, Kindle, and Facebook.

Business Combination Transaction

On February 1, 2021, PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) entered into a proposed business combination (the “Business Combination”) with Acies Acquisition Corp. (Nasdaq: ACAC, ACACU, ACACW) ("Acies"). On May 26, Acies announced that it has scheduled an extraordinary general meeting of its shareholders for June 17, 2021 (the “Special Meeting”) to approve the combination with PLAYSTUDIOS. The Business Combination, if approved by Acies’ shareholders, is expected to close as soon as practicable following shareholder approval. The closing of the transaction will result in the Company becoming a Nasdaq listed company under the ticker symbol "MYPS.”

About playAWARDS

Created by award-winning game developer PLAYSTUDIOS, playAWARDS is an innovative, scalable, and cost-efficient loyalty marketing program that connects the world’s leading entertainment, retail, technology, travel, leisure, and gaming companies with a valuable, highly-engaged audience of mobile and social gamers. By integrating branded content and promotional offerings into PLAYSTUDIOS’ portfolio of casual, free-to-play mobile apps, playAWARDS keeps its rewards partners top-of-mind while converting entertaining digital impressions into real-world brand engagement. The playAWARDS platform also provides partners with a powerful suite of management and analytics tools that offer deep, actionable insights into audience engagement and program performance.

About PLAYSTUDIOS

PLAYSTUDIOS is the developer and operator of award-winning free-to-play casual games for mobile and social platforms. The company’s collection of original and published titles is powered by its groundbreaking playAWARDS loyalty marketing platform, which enables players to earn real-world rewards from a portfolio of global entertainment, retail, technology, travel, leisure, and gaming brands across 17 countries and four continents. Founded by a team of veteran gaming, hospitality, and technology entrepreneurs, PLAYSTUDIOS brings together beautifully designed mobile gaming content with an innovative loyalty platform in order to provide its players with an unequaled entertainment experience and its partners with actionable business insights. To learn more about PLAYSTUDIOS, visit playstudios.com.

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 16 hotel brands and IHG Rewards, one of the world’s largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 due to open over the next five years.

-	Luxury and lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Kimpton Hotels & Restaurants, Hotel Indigo
-	Premium: HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels, voco Hotels
-	Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-	Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 350,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

Media Contact

Rossetti Public Relations

PLAYSTUDIOS@rossettipr.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Acies’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the closing of the business combination transaction between the Company and Acies. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Acies’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities; (2) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies; (3) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public stockholders and the receipt of certain governmental and regulatory approvals; or (4) other risks and uncertainties included in Acies’ or the Company’s other filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exclusive, and readers should also refer to those risks included under the heading “Risk Factors” in the registration statement on Form S-4 (File No. 333-253135) containing the proxy statement/prospectus relating to the proposed business combination filed by Acies with the SEC, those included under the heading “Risk Factors” in the final prospectus of Acies related to its initial public offering and those included in other filings made by Acies or the Company with the SEC from time to time. Readers are cautioned not to place undue reliance upon any forward-looking statements in this press release, which speak only as of the date made. Acies and the Company do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, Acies filed a registration statement on Form S-4 with the SEC on February 16, 2021 (File No. 333-253135), which includes a proxy statement/prospectus, that is both the proxy statement to be distributed to holders of Acies’ common stock in connection with its solicitation of proxies for the vote by Acies’ stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the business combination. The registration statement was declared effective May 25, 2021. Acies will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Acies’ stockholders, the Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Acies and the business combination. The definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Acies as of a record date of May 14, 2021. Acies’ stockholders and the Company’s stockholders will also be able to obtain copies of the proxy statement / prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Acies Acquisition Corp., 1219 Morningside Drive, Suite 110, Manhattan Beach, CA 90266.

Participants in the Solicitation

Acies and PLAYSTUDIOS and their respective directors and officers may be deemed participants in the solicitation of proxies of Acies’ stockholders in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.